

July 7, 2015

<u>Via e-mail</u>
Necdet F. Ergul
Chief Executive Officer
Microphase Corporation
587 Connecticut Avenue
Norwalk, CT 06854

  Re: Microphase Corporation
     Registration Statement on Form 10
     Filed February 24, 2015
     File No. 000-55382

Dear Mr. Ergul:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Amanda Ravitz

            Amanda Ravitz
            Assistant Director

cc: (via e-mail) Scott E. Linsky